

May 3, 2024

Rob L. White
Executive Vice President and Chief Financial Officer
MARATHON OIL CORP
990 Town and Country Boulevard
Houston, Texas 77024-2217

> **Re: MARATHON OIL CORP**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **10-K filed February 22, 2024**
> **File No. 001-05153**

Dear Rob L. White:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 8. Financial Statements and Supplementary Data
Supplementary Information on Oil and Gas Producing Activities (Unaudited)
Estimated Quantities of Proved Oil and Gas Reserves
Changes in Proved Undeveloped Reserves, page 105

1. Please expand your explanation of the changes in proved undeveloped reserves due to revisions of previous estimates to include the unexplained net volume decrease of 6 MMBoe. Include all contributing factors, both positive and negative, so the entire volume change is explained. Refer to the disclosure requirements in Item 1203(b) of Regulation S-K.

2. Please expand your disclosure of proved undeveloped reserves converted to proved developed to include the associated capital expenditures. Refer to the disclosure requirements in Item 1203(c) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      For questions regarding comments on engineering matters, please contact Sandra Wall, Petroleum Engineer, at 202-551-4727 or Brad Skinner, Office Chief, 202-551-3489.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: John Montanti